Offering Statement for Community Musician, Inc.
("Community Musician," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Community Musician, Inc.

   1920 McKinney Avenue
   7th Floor
   Dallas, TX 75201

Eligibility

2. **The following are true for Community Musician, Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Alisa DeRosa

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2021	Present	Community Musician, Inc.	General Counsel
03/01/2020	Present	Self-Employed	Legal and Ops Consultant
12/01/2018	03/01/2020	Fan Integrated Experiences (FIX)	VP Operations/Chief Legal

Short bio: Community Musician's General Counsel, Alisa DeRosa, is a music industry veteran who spent 8 years at Grubman Shire Meiselas & Sacks, whose clients include music industry luminaries such as Sting, Madonna, U2, Elton John, Lady Gaga, Nicki Minaj, Mary J. Blige, Rod Stewart, Sean "Puffy" Combs, Luther Vandross, Bruce Springsteen, Mariah Carey, Andrew Lloyd Webber, and The Wkend. Ms. DeRosa left Grubman to join Beyonce's Parkwood Entertainment as General Counsel and Chief Operating Officer where she led the company through a high growth phase that helped build Parkwood into a significant multi-pronged organization. She graduated from Syracuse with a JD and MA in Law and International Relations after receiving her BA in Government and French from Dartmouth. She currently lives in Brooklyn New York with her husband, two daughters, and rescue dog Roxy. LinkedIn: https://www.linkedin.com/in/alisa-derosa-268251/

Name
Doug Schiller

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2018	Present	Community Musician, Inc.	CFO
02/01/2011	Present	CrushErrors.com	Founder & Reconciler in Chief
08/01/2002	Present	Douglas Schiller Consulting	Principal

Short bio: Douglas Schiller, the Chief Financial Officer of the Community Musician has decades of experience as a CFO at multiple high-tech companies. Mr. Schiller has created and successfully led numerous S1 filings through the SEC review and comment processes. He is also the creator of "CrushErrors" a B2B SaaS productivity tool designed for forensic accountants to evaluate acquisition targets for fraud potential. Doug has helped numerous companies through financing, diligence, strategic planning, and capital raises. He specializes in the implementation of enterprise accounting systems and post-implementation reconciliation activities required to clear audits. Mr. Schiller received a BSFS in International Economics from Georgetown University and his MBA from Columbia University. He resides in Los Angeles. LinkedIn: https://www.linkedin.com/in/dougschiller/

Name
Sajeel Khanna

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2018	Present	Community Musician, Inc.	CTO
02/01/2003	Present	BluEnt	Senior Vice President
09/01/2012	09/01/2022	Brack Capital Real Estate	Board Director

Short bio: Sajeel Khanna, Chief Technology Officer of Community Musician, is an entrepreneur, a technology engineer, CAD Specialist, business solutions architect, and a new ventures evangelist. He has lived, worked, and studied mostly in US, Canada, and India. His company BluEnt Global has offices in NYC and clients in North America that keep him shuffling quarterly between the U.S., Canada and India. Saj has family roots in the theatre business in India where he interned growing up. Mr. Khanna has an MBA from Stratford University and a BS in Computer Software Engineering from the University of New Orleans. LinkedIn: https://www.linkedin.com/in/sajeelkhanna/

Name
Peter Asher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/1968	Present	Peter Asher Management	President
05/01/2018	Present	Community Musician, Inc.	Artists and repertoire representative

Short bio: A long-time and crucial advisor to the Company, Peter Asher is an English guitarist, singer, manager, and record producer. He came to prominence in the 1960s as a member of the pop music vocal duo Peter and Gordon before going on to a successful career as a manager and record producer, helping to foster the recording careers of James Taylor and Linda Rondstadt among many others. Mr. Asher has won three Grammy Awards in three different decades, was recently nominated for a Tony Award, and was appointed Commander of the British Empire by her majesty Queen Elizabeth II. Mr. Asher lives with his wife Wendy Worth in Malibu, California. LinkedIn: https://www.linkedin.com/in/peter-asher-2973a5100/

Name

Nic Yannariello

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	Community Musician, Inc.	SVP, Operations
01/01/2010	Present	Nicky Croon & The Swingin' Richards	Singer
01/01/2004	Present	Puddletown Studios & Storage LLC	Managing Member

Short bio: Nick Yannariello, Senior Vice President of Operations of Community Musician, spent 15 long years on the road touring with national acts such as Tool, Filter, and Rage Against The Machine as lead singer for the Oregon-based hard rock band DFiVE9. Looking to evolve his role in the music industry, in 2003 he built and established the now iconic Hawthorne Theatre; a 600-person concert hall in Portland for national tours and regional acts. Seeing a need for his fellow musicians, Nick then founded Puddletown Studios in 2011. Puddletown has since gone on to become a cornerstone of the northwest community and an institution for thousands of musicians, bands, producers, engineers, and artists. Mr. Yannariello graduated with honors from Frostburg State University with a B.S. in Performing Arts and Business. He lives with his wife and son in Bend, Oregon. LinkedIn: https://www.linkedin.com/in/nic-yannariello-549a7934/

Name

Derek Toone

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	12/01/2021	Automation Anywhere	Senior Vice President, Global Alliances
09/01/2021	Present	Community Musician, Inc.	President

Short bio: Derek Toone, President of Community, has helped multiple founders to start and scale businesses that have launched categories and transformed industries. Most recently, Derek was Head of Americas Sales and Global Channel Chief for Silicon Valley "unicorn" Automation Anywhere, Inc. where he led revenue and market share growth that helped the company to raise $250 Million in 2018 on a $1.8 Billion valuation in one of the largest Series A financing rounds in Silicon Valley history followed in 2019 by $290 Million on a $6.8 Billion valuation for Series B. Bloomberg reports that Automation Anywhere, Inc. is expected to IPO in 2022. Investors in Automation Anywhere, Inc. include Salesforce, Workday, Goldman Sachs, Softbank, NEA, General Atlantic and World Innovation Lab. Derek Toone began his career as a consultant analyzing the business processes of Fortune 200 companies around the world and then crafting solutions which led to successful implementations for them. Derek is a Member of the State Bar of Texas, holds a JD in Law from Southern Methodist University and BA in Marketing from Texas Tech University. He currently lives with his young daughter in Dallas. LinkedIn: https://www.linkedin.com/in/derektoone/

Name
Scott Arey

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2019	02/28/2022	Gearbox	CFO
03/22/2018	Present	Community Musician, Inc.	CEO
11/01/2013	04/01/2020	MoneyOnMobile	CFO

Short bio: Scott Arey has spent the majority of his career helping entrepreneurs grow their companies and unlock hundreds of millions in shareholder value. Mr. Arey is an accomplished musician and composer who still actively records, performs, and releases new material. After acquiring Community Musician Mr. Arey developed patent pending technology, globally trademarked brands, and stood up the international business units required to completely re-make the music industry and give birth to a renaissance of creativity and quality that supports the people who create the value, the musicians. Prior to devoting himself full time to Community Musician, Scott Arey was the Chief Financial Officer of Gearbox which was sold in early 2021 to the Embracer Group for $1.3B after having been valued in 2019 at less than $100M. Mr. Arey started his career at KPMG, but soon joined Bank of America where he worked for 10 years becoming CFO of the Commercial Banking Division and then CFO of BofA's International Trade Bank. He graduated from Stanford University with a B.A. in Economics and a B.A. in Public Policy with honors. He currently lives in Dallas. LinkedIn: https://www.linkedin.com/in/scott-arey-39b8674/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Scott Arey

Securities:	10,000,000
Class:	Common Stock
Voting Power:	100.0%

Scott Arey

Securities:	1
Class:	Series A Voting Preferred Stock
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Community Musician, Inc. was incorporated in the State of Delaware on March 22, 2018, and is headquartered at 1920 McKinney Avenue, 7th Floor, Dallas, TX 75201. Community Musician is in the business of music rehearsal space, music lessons, music recording and production, music distribution, and live events, selling its products and services to musicians, while also facilitating the sale of their products to the general public in exchange for various fees linked to those sales. Community Musician has apps live in the App Store and Google Play as well as patent-pending Collectible Music Cards™ which have the potential to revolutionize music distribution.

Community Musician currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Community Musician, Inc. speculative or risky:**

1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also

result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company. An investment in the Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold. The offering price and other terms of the Securities have been determined by the Company and may not be indicative of the Company's actual value or the value of the Securities.

5. The securities offered hereby are highly illiquid, and are not transferable except in accordance with the Securities Act. Consequently, such securities may not be resold or otherwise transferred unless they are subsequently registered under applicable securities laws or an exemption therefrom is available. In view of these and other limitations to the transfer of the securities as described herein, the Shares, Investor Warrants and Warrant Shares should be considered an illiquid investment which may need to be held indefinitely. Limitations on the transfer of such securities may also adversely affect the price that a subscriber might be able to obtain for such securities in a private sale.

6. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make concurrent and future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

7. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares in the future at a time and at a price that we deem appropriate.

8. Given our plans and expectations that we will need additional capital and personnel, we anticipate that we will need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders. Without limiting the generality of the foregoing, the Company may conduct other offerings concurrent with this offering.

9. Prior to, or concurrently with, this offering, the Company offered in a Regulation D Private Placement (the "Regulation D Offering") up to $11 million of Common Stock and Warrants to purchase Common Stock to certain accredited investors at a combined purchase price of $1.00 per share of Common Stock purchased. By agreeing to participate in this offering, you acknowledges the existence of the

Regulation D Offering and the potential or unknown effects of the Regulation D Offering on your investment in the Shares. You are urged to consult with your attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company and to carefully review, with the assistance of your attorneys, accountants and personal investment advisors, all of the Risk Factors set forth herein, including the implications of the Regulation D Offering.

10. Our brands and brand images are keys to our business and any inability to maintain a positive brand image could have a material adverse effect on our results of operations. Our success depends on our ability to maintain brand image for our existing products and effectively build up brand image for new products and brand extensions. We cannot predict whether our advertising, marketing and promotional programs will have the desired impact on our products' branding and on consumer preferences. In addition, negative public relations and product quality issues, whether real or imagined, could tarnish our reputation and image of the affected brands and could cause consumers to choose other products. Our brand image can also be adversely affected by unfavorable reports, studies and articles, litigation, or regulatory or other governmental action, whether involving our products or those of our competitors.

11. Our business is dependent upon awareness and market acceptance of our products and brands by our target market which is, trendy, young musicians and fans looking for the distinctive tonality of our perceived brand values. In addition, our business depends on acceptance by our independent distributors and retailers of our brands that have the potential to provide incremental sales growth. If we are not successful in creating growth of our brand and product offerings, we may not achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. In addition, we may not be able to effectively execute our marketing strategies in light of the various closures and cancellations caused by the COVID-19 outbreak. Any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

12. Our financial results could be adversely impacted by changes in the cost or availability of raw materials and labor. Continued growth will require us to hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or our failure to develop an adequate succession plan for current positions could erode our competitiveness. In addition, our financial results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

13. Demand for our products and services may be adversely affected by changes in consumer preferences or any inability on our part to innovate, market or distribute our products effectively, and any significant reduction in demand could adversely affect our business, financial condition or results of operations. Our planned investments in marketing as well as our strong commitment to product quality are intended to have a favorable impact on brand image and consumer preferences. Unfavorable publicity, or allegations of quality issues, even if false or unfounded, could tarnish our reputation and brand image and may cause consumers to choose other products. In addition, if we do not adequately anticipate and react to changing demographics, consumer and economic trends, health concerns and product preferences, our financial results could be adversely affected.

14. It is important that we meet our sales goals and increase sales going forward as our operating plan reflects an upfront investment in technology, operating premises and human resources which are expected to produce those sales. If we do not meet our sales goals, our available cash and working capital will decrease and our financial condition will be negatively impacted.

15. If we are not able to successfully execute on our future operating plans, our financial condition and results of operation may be materially adversely affected, and we may not be able to continue as a going concern.

16. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our financial condition. Our expected future losses will have an adverse effect on our financial condition. If our products do not achieve sufficient market acceptance and our revenues do not increase significantly, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our

ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

17. We will need significant additional capital, which we may be unable to obtain. Our current liquidity position, while it is sufficient to continue as a going concern, is not sufficient to support the planned expenditures in mostly human resources to build the Company as contemplated in the business summary. Once we have completed recruitment and boarding of those resources if we are unable to raise additional capital and/or obtain financing sufficient to meet our future obligations, we may not be able to continue as a going concern.

18. Increases in costs or shortages of raw materials could harm our business and financial results. The principal raw materials we use include vinyl, plastics, labels and cardboard, aluminum, wood, and other basic materials. In addition, certain of our contract manufacturing arrangements allow such contract manufacturers to increase their charges to us based on their own cost increases. These manufacturing and raw material costs are subject to fluctuation. Substantial increases in the prices of our raw materials and packaging materials, to the extent that they cannot be recouped through increases in the prices of finished music products, would increase our operating costs and could reduce our profitability. If our supply of these raw materials is impaired or if prices increase significantly, it could affect the affordability of our products and reduce sales.

19. If we fail to maintain relationships with our independent contract manufacturers, our business could be harmed. We do not manufacture our products but instead outsource the manufacturing process to third-parties and independent contract manufacturers. We do not own the plants or the majority of the equipment required to manufacture and package our music products, and we do not anticipate bringing the manufacturing process in-house in the future. Our ability to maintain effective relationships with contract manufacturers and other third parties for the production and delivery of our music products in a particular geographic distribution area is important to the success of our operations within each distribution area. We may not be able to maintain our relationships with current contract manufacturers or establish satisfactory relationships with new or replacement contract manufacturers, whether in existing or new geographic distribution areas. The failure to establish and maintain effective relationships with contract manufacturers for a distribution area could increase our manufacturing costs and thereby materially reduce gross profits from the sale of our products in that area. Poor relations with any of our contract manufacturers could adversely affect the amount and timing of product delivered to our distributors for resale, which would in turn adversely affect our revenues and financial condition. In addition, our agreements with our contract manufacturers are terminable at any time, and any such termination could disrupt our ability to deliver products to our customers.

20. If we do not adequately manage our inventory levels, our operating results could be adversely affected. Should we deploy Collectible Music Cards ("CMCs") in large numbers and make them available through retail outlets (not just directly through artists at their shows) the need to maintain adequate inventory levels at these outlets and to be able to deliver products to distributors on a timely basis will be critical. Our inventory supply will depend on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of materials to create those products, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spend and the risk of inventory obsolesce. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

21. It is difficult to predict the timing and amount of our sales because our distributors are not required to place minimum orders with us. Our independent distributors and national accounts are not required to place minimum monthly or annual orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a "just in time" basis in quantities and at

such times based on the demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and national partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect us.

22. Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas. Most of our distributors, retailers and brokers sell and distribute competing products and our products may represent a small portion of their businesses. The success of this network will depend on the performance of the distributors, retailers and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other music companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third-parties' financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities. Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers will depend on a number of factors, some of which are outside our control. Some of these factors include: (i) the level of demand for our brands and products in a particular distribution area; (ii) our ability to price our products at levels competitive with those of competing products; and (iii) our ability to deliver products in the quantity and at the time ordered by distributors, retailers and brokers.; We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

23. We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success. Failure to introduce new products or product extensions into the marketplace as current ones mature and to meet our consumers' changing preferences could prevent us from gaining market share and achieving long-term profitability. Product lifecycles can vary and consumers' preferences and loyalties change over time. Although we try to anticipate these shifts and innovate new products to introduce to our consumers, we may not succeed. Customer preferences also are affected by factors other than taste, such as ease of use and changes in technology, shifting consumer needs, changes in consumer lifestyles, increased consumer information and competitive product and pricing pressures. Sales of our products may be adversely affected by the negative publicity associated with these issues. In addition, there may be a decreased demand for our products as a result of the COVID-19 outbreak. If we do not adequately anticipate or adjust to respond to these and other changes in customer preferences, we may not be able to maintain and grow our brand image and our sales may be adversely affected.

24. Our direct competitors in the recorded music category include traditional large record companies and distributors such as Universal Music Group, Sony Music Entertainment and Warner Music Group, and streaming service companies such as Spotify, Apple Music, Amazon Music Unlimited, Tidal and Google's YouTube Music. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources and more developed and extensive distribution networks than ours. We may not be able to grow our volumes or maintains our selling prices, whether in existing markets or as we enter new markets.

25. Increased competitor consolidations, market-place competition, particularly among branded music products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

26. The music industry is highly competitive. We compete with other companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of whom also distribute other music products. Our products compete with all music and music related activities and products, most of which are marketed by companies with substantially greater financial resources than ours. Some of these competitors are expect to place severe pressure on independent distributors not to carry competitive brands such as ours. We also compete with regional music producers and music teachers.

27. Competition from traditional, large, well-financed, established record labels, music publishers, social media companies, music equipment retailers and streaming services and may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

28. Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs. Taxes imposed on the sale of certain of our products by federal, state and local governments in the United States, or other countries in which we operate could cause consumers to shift away from purchasing our music and music related products. Municipalities in the United States in particular are constantly searching for new revenue to meet strained budgets and could impose local taxes. These taxes could materially affect our business and financial results.

29. Our products and services are subject to various federal, state and local laws and regulations, including those governing music production, teaching, certification, manufacturing and distribution of music and music related products. In addition, various governmental agencies may have enacted or are considering enacting additional taxes which may be imposed upon us. There are also rules related to subleasing, zoning and parking requirements which may impact our business. Changes in existing laws or regulations could require material expenses and negatively affect our financial results through lower sales or higher costs.

30. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

31. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

32. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

33. Third parties might attempt to use our technology without permission. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary

content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

34. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
35. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
36. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

37. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

38. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering

Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

39. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

40. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

41. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

42. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

43. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

44. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

45. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

46. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Community Musician, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The primary use of capital is planned to be the acquisition of existing music rehearsal space businesses and the further development of existing patent pending technology products to be sold to the customer base of musicians in the rehearsal spaces.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
General & Administrative	$9,510	$508,785
Acquisition of rehearsal space	$0	$508,785
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Community Musician, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Series A Voting Preferred Stock	1	1	Yes	The holder of Series A Voting Preferred Stock shall have the right to the number of votes that 100,000,000 shares of Common Stock are entitled to cast.
Preferred Stock	9,999,999	0	No	
Common Stock	200,000,000	26,000,000	Yes	Carries 1 vote per share.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. The holder of the Series A Voting Preferred Stock holds the majority voting rights of all securities of the Company thereby limiting the power of the votes of the holders of Common Stock.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Corporate Bylaws of for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**

   - **issuer repurchases of securities,**

   - **a sale of the issuer or of assets of the issuer or**

   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

   Not applicable.

25. **What other exempt offerings has Community Musician, Inc. conducted within the past three years?**

Date of Offering:	08/2022
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$259,985
Use of Proceeds:	Issuance of founder shares.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Community Musician, Inc. ("the Company") is a corporation organized under the state of Delaware. The Company is a holding company that acquires music industry assets including, but not limited, to music rehearsal businesses, music publishing, music production, artist management, music lessons, right management, and artist development. On 08/22/2022, the Company amended its Articles of Incorporation to authorize 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date of the filing of this Form C the Company has 26,000,000 shares of common and 1 share of preferred stock issued and outstanding. The Company designated a class of preferred stock to be called series A voting preferred stock. The holder of series A voting preferred stock shall have the right to the number of votes that 100,000,000 shares of common stock are entitled to cast. As of the date of the filing of this Form C, the Company CEO and founder Scott Arey, owned 100% of outstanding voting securities. Since inception the Company was financed through a series of related party loans that were loaned to the Company by its CEO/Founder, Scott Arey. On 08/19/2022 the Company CEO/Founder signed a contribution agreement with the Company, contributing all of his rights, title, interest and intellectual property to the Company in exchange for the issuance to Founder of 9,998,500 shares of the Company's common stock and 1 share of the Company's Series A Voting Preferred Stock. As of 09/01/2022, the related party loan balance was $0. During 2022 the Company issued a total of 25,998,501 to its founders. During the fiscal year ended on 12/31/2021, the Company was able to generate nominal revenue. During the same period the Company recorded an operating loss of $166,194 resulting in a net loss of $166,194. During the same period the Company recorded capital expenditures for the purchase of intangible assets, in the amount of $109,283. The Company also received $200,283 from financing activities via issuance of a related party loan, resulting in a ending cash balance of $5,746. At the end of fiscal year 2020, the related party loan balance stood at $1,740,178. During the fiscal year ended on 12/31/2020, the Company was able to generate nominal revenue. During the same period the Company recorded an operating loss of $69,516 resulting in a net loss of $69,516. During the same period the Company recorded capital expenditures for the purchase of intangible assets, in the amount of $117,273. The Company also received $127,568 from financing activities via issuance of a related party loan, resulting in a ending cash balance of $1,093. At the end of fiscal year 2020, the related party loan balance stood at $1,532,227. The primary use of capital from this raise is planned to be the acquisition of existing music rehearsal space businesses and the further development of existing patented technology products to be sold to the customer base of musicians in the rehearsal spaces.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Community Musician, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of a video which will be displayed on the Portal's offering page for the Company. Hi, I'm Scott Arey, and I want to talk to you about my vision for Community Musician. The music market is projected to double in size by 2030, but it's a fragmented dysfunctional market that leaves artists unable to earn a living wage! Our goal is to capture 5% of this $142B market and be a major player. We plan to transform the industry from the ground up by acquiring and consolidating existing music rehearsal space businesses, which we believe operate at better than 95% occupancy and 45% profit. Our Community Musician apps are already live in the AppStore and Play Store as well as our patent pending product, the Collectible Music Card, which we believe has the opportunity to revolutionize music distribution. Rather than a field of dreams "build it and they will come" strategy used by many tech startups, we believe our roll-up of the music rehearsal space market will give us access to hundreds of thousands of artists who are already trying to make their music careers happen. We believe this strategy can effectively have a zero-cost model to source and evolve new talent and push early adopters of our patent pending collectible music cards. Our vision is that from day one musicians will buy them from us and sell them directly to their fans, much as they do with vinyl records today. From there we intend to partner with speaker companies, place cards in record stores and eventually have cards racked like gift cards in big box retailers across the U.S. We're bringing all this together with a veteran management team that has driven multibillion-dollar valuations, Silicon Valley tech, IPOs, and Grammys. Please consider joining us by investing in our current round at Netcapital.com. Thanks.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://investors.communitymusician.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.